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Exhibit 21.1

Subsidiaries of Otis Spunkmeyer Holdings, Inc.

	Entity	Jurisdiction
1.	Otis Spunkmeyer, Inc.	Delaware
2.	Otis Spunkmeyer Europe Ltd.	United Kingdom
3.	Otis Spunkmeyer Canada, Inc.	Canada

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Subsidiaries of Otis Spunkmeyer Holdings, Inc.